Gitennes Exploration Inc.

SEC MAIL PROCESSING
RECEIVED
NOV 27 2007
WASH. D.C.
186 SECTION

November 14, 2007

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-9, Room 3117
450 - 5th Street N.W.
Washington D.C.
USA 20549

07028524

SUPPL

Dear Sir/Mesdames:

Re: Gitennes Exploration Inc.
File No: 82-4170
Rule 12g3-2(b)
Securities Exchange Act of 1934

Pursuant to subparagraph (ii) of paragraph (b)(1) of Rule 12g3-2, please find enclosed, one copy of each of the following:

- News Releases dated September 6 & 19, 2007 and November 13, 2007;
- Interim Financial Statements for September 30, 2007

PROCESSED
DEC 12 2007
THOMSON
FINANCIAL

We trust you will find this in order.

Yours truly

Sue Chipperfield
Administrator

:sc

Encl.

Suite 2390 - 1055 West Hastings Street, Box 60, Vancouver, B.C. V6E 2E9 Tel: 604-682-7970 Fax: 604-608-9014
email: info@gitennes.com website: www.gitennes.com

Gitennes Exploration Inc.

GITENNES EXPLORATION - UPDATE ON TOTOROKO DRILLING

Vancouver, November 13, 2007: Gitennes Exploration Inc. (TSX-GIT) is pleased to advise that drilling is getting underway at the TotoRoko Property. This drill programme, the first on the property, will comprise up to 1,500 metres of core drilling and is expected to be completed by the middle of December.

TotoRoko is a new copper prospect situated in southern Peru. Copper mineralization at TotoRoko is hosted within massive Jurassic-aged tuffs that have been extensively altered by later hydrothermal activity. Copper minerals occurs as disseminated and fracture-controlled zones of mineralization, often associated with zones of strongly developed replacement feldspar with lesser amounts of magnetite, epidote and garnet. A 4,500 metre – long target area is recognized, however initial drilling will be centred on a 1,300 metre long area at Cerro TotoRoko that is distinguished by abundant mineralization, strong alteration and a well defined induced polarization geophysical anomaly. Here secondary copper minerals, formed during weathering, include chrysocola, malachite and azurite that appear to have formed from the primary copper sulphide minerals bornite and chalcopyrite. The southeastern edge of the geophysical anomaly is marked by a sharp break that closely matches the north-striking Cantaña target, a cross-cutting, 1,000 metre-long zone of brecciation, fracturing, and clay alteration. This 2.0 to 10.0 metre-wide target contains silver and gold-bearing zones of secondary iron oxide minerals and variably silicified breccia. Chip sample results (previously released) range from 177 to 1,230 g/t silver and up to 1.7 g/t gold across sample widths of two to three metres. Several drill holes are planned to test this zone.

On-going mapping, rock-chip sampling and prospecting continues to both expand and fill-in the zones of copper mineralization at TotoRoko. A new but related area of mineralization has been found along an altered and mineralized structure that extends at least 500 metres southeast of Cerro TotoRoko. Rock chip samples recently taken from this new zone yielded 2.0 metres of 0.78% Cu and 34 g/t Ag and 2.6 metres of 0.64% Cu.

TotoRoko is a 5,000-hectare property located in the dry coastal mountains of southwest Peru. The property is accessible by truck, and is located in a sparsely settled area at an elevation of 3,400 metres. Principal economic activities in the region are mining and farming.

Work at TotoRoko is supervised by J. Foster (P.Geo) and A. Fernandez-Baca (P.Geo). Analytical services are provided by ALS Chemex in Lima, Peru. The technical information in this release has been reviewed by J. Blackwell (P.Geo), a Qualified Person as defined by National Instrument 43-101.

For further information visit our recently re-designed website at www.gitennes.com, or contact:

Jerry Blackwell, President

The Toronto Stock Exchange has neither approved nor disapproved the information herein.

Suite 2390 - 1055 West Hastings Street, Box 60, Vancouver, B.C. V6E 2E9 Tel: 604-682-7970 Fax: 604-608-9014
email: info@gitennes.com website: www.gitennes.com

Gitennes Exploration Inc.

GITENNES REPORTS ON TOTOROKO GEOPHYSICS AND RESULTS

Vancouver, September 19, 2007: Gitennes Exploration Inc. (TSX-GIT) is pleased to report on exploration progress at its 100%-owned TotoRoko Project located in Peru. TotoRoko is a bulk copper-silver-gold project, where three large areas of oxide copper (Cerro TotoRoko, Lomas Orjo and NW) have been discovered along a 4,500 metre long panel of highly faulted and altered Jurassic volcanic rocks. A cross-cutting zone of gold-silver mineralization, Cantaña, occurs between Cerro TotoRoko and Lomas Orjo.

Induced Polarization (IP) and magnetometer surveys have been completed over Cerro TotoRoko, Cantaña and Lomas Orjo. Several very large, distinct chargeability anomalies were detected, including a 1,300-metre anomaly that is coincident with Cerro TotoRoko. The anomaly extends off-grid to the northwest and to depth to the southeast, beneath Lomas Orjo. A second strong anomaly of unknown origin occurs to the north of the primary target area. The strongest portions of this latter anomaly are "down-dip" from the Cantaña vein. A third strong anomaly occurs southwest of the Cerro TotoRoko. Drilling is planned for all three anomalies.

Geological mapping and sampling continue to detail and expand the primary target area. Small, isolated outcrops that may represent a new zone that is parallel to the Cerro TotoRoko, with similar characteristics, has been found 120 metres southwest of the original TotoRoko zone in an area of cover. Chip-channel results from these small outcrops include:

CC#28964: 4 metres grading 0.253 g/t gold, 22 g/t silver and 0.7% copper;

CC#28965: 4 metres grading 0.480 g/t gold, 9.7 g/t silver and 0.6% copper; and

CC#28966: 6 metres grading 0.113 g/t gold, 3.7 g/t silver and 0.2% copper.

As a result of the continued encouragement from both the geophysical surveys and basic "boot 'n hammer" prospecting, exploration work is continuing on the entire property. The NW area, northwest of Lomas Orjo will be mapped and sampled in more detail in the following weeks, and further work is required to prioritize the IP anomalies. Road access into the region has improved considerably as a result of the local government's infrastructure initiatives, and most of the TotoRoko Project may now be accessed by truck. All agreements covering camp and local access have been signed with the local communities. Drilling is planned when a suitable rig becomes available, probably in late October.

Work at TotoRoko is supervised by A. Fernandez-Baca (P.Geo). Analytical services are provided by ALS Chemex in Lima, Peru. The technical information in this release has been reviewed by J. Blackwell (P.Geo), a Qualified Person as defined by National Instrument 43-101.

For further information, contact:

Jerry Blackwell, President

The Toronto Stock Exchange has neither approved nor disapproved the information herein.

Suite 2390 - 1055 West Hastings Street, Box 60, Vancouver, B.C. V6E 2E9 Tel: 604-682-7970 Fax: 604-682-7903
email: info@gitennes.com website: www.gitennes.com

Gitennes Exploration Inc.

GITENNES – UPDATE

Vancouver, September 6, 2007: Gitennes Exploration Inc. (TSX-GIT) reports that 4,523,000 Series K warrants have been exercised for total proceeds of $1,356,900. The Company currently has 46,102,231 shares issued (50,537,231 fully diluted) and approximately $ 2,350,000 cash. The Company has no investments in asset-backed commercial paper.

Gitennes is continuing its on-going sampling and mapping programme at the TotoRoko copper, gold and silver project in southern Peru. Activity is focused on the Lomas Orjo, Cantaña and Cerro TotoRoko area, but will soon step several kilometres to the NW area so as to complete the initial, property-wide assessment before final drill sites are determined. Additional information on the property is available at http://www.gitennes.com/totoroko.htm, and in Company news releases dated July 30th and April 16th, 2007.

The technical information in this release has been reviewed by J. Blackwell (P.Geo), a Qualified Person as defined by National Instrument 43-101.

For further information, contact:

Jerry Blackwell, President

The Toronto Stock Exchange has neither approved or disapproved the information herein.

Suite 2390 - 1055 West Hastings Street, Box 60, Vancouver, B.C. V6E 2E9 Tel: 604-682-7970 Fax: 604-682-7903
email: info@gitennes.com website: www.gitennes.com

6. Share Capital

a) Details are as follows:

Authorized: An unlimited number of common shares without par value

Issued and outstanding:

	September 30, 2007		September 30, 2006	
	Shares	Amount	Shares	Amount
Balance - beginning of period	41,579,231	$ 29,275,281	37,329,231	$ 28,272,076
Private placement *(i)*	-	-	4,250,000	1,062,500
Issuance costs	-	-	-	(59,295)
Exercise of warrants	4,523,000	1,356,900	-	-
Exercise of stock options	700,000	105,000	-	-
Fair value of stock options exercised *(Note 6d)*	-	-	-	-
Balance – end of period	46,802,231	$ 30,737,181	41,579,231	$ 29,275,281

(i) Private Placement

On August, 31, 2006, the Company completed a private placement financing of 4,250,000 units at a price of $0.25 per unit, for gross proceeds of $1,062,500. Each unit was comprised of one common share and one common share purchase warrant. Each warrant entitled the holder to purchase one common share at a price of $0.30 until August 31, 2007. The Company paid cash commissions totalling $40,950, legal costs of $18,345, and issued 273,000 broker warrants in connection with the offering. The terms of the broker warrants were the same as the private placement warrants.

b) Contributed Surplus

Details are as follows:

	2007	2006
Balance - beginning of period	$ 657,283	$ 657,283
Stock-based compensation *(Note 6d)*	146,337	-
Balance - end of period	$ 803,620	$ 657,283

c) Stock Options

The Company has a fixed stock option plan. Under the terms of the plan, the Company may grant options to its directors, employees, and other service providers up to 4,800,000 shares. The Board of Directors determines the exercise price per share and the vesting period under the plan.

Gitennes Exploration Inc.
Notes to Interim Consolidated Financial Statements
September 30, 2007
(Unaudited)
Canadian Funds

6. Share Capital - *Continued*

c) Stock Options - *Continued*

During the period ended September 30, the change in stock options outstanding was as follows:

	2007	2006
Options outstanding – beginning of period	3,905,000	3,905,000
Granted	605,000	-
Expired	-	-
Exercised	(700,000)	-
Cancelled	(75,000)	
Options outstanding - end of period	3,735,000	3,905,000

Details of the stock options outstanding at September 30 are as follows:

2007	2006	Exercise Price	Expiry Date
200,000	900,000	$0.15	October 2, 2007
370,000	370,000	$2.80	March 31, 2008
520,000	520,000	$0.13	May 4, 2008
710,000	730,000	$0.355	April 21, 2009
180,000	180,000	$0.40	July 21, 2009
470,000	525,000	$0.47	April 1, 2010
80,000	80,000	$0.30	November 10, 2010
400,000	400,000	$0.40	March 12, 2011
55,000	-	$0.41	August 30, 2012
200,000	200,000	$0.47	March 18, 2015
550,000	-	$0.26	June 5, 2017
3,735,000	3,905,000		

All options outstanding at September 30, 2007 have vested.

The weighted average exercise price of the stock options outstanding at September 30, 2007 is $0.50 and the weighted average remaining contract life of the options is 2.67years.

d) Stock-Based Compensation

During the period, the Company issued stock options to its directors, officers and employees and recognized stock-based compensation as follows:

	2007	2006
Total options granted	605,000	-
Average exercise price	$ 0.27	$ -
Estimated fair value of compensation	$ 146,337	$ -
Estimated fair value per option	$ 0.24	$ -

6. Share Capital - *Continued*

d) Stock-Based Compensation - *Continued*

The fair value of the stock-based compensation recognized in the accounts has been estimated using the Black-Scholes Option-Pricing Model with the following weighted-average assumptions:

	2007	2006
Risk-free interest rate	4.50%	-
Expected dividend yield	0.00%	-
Expected stock price volatility	98.16%	-
Expected option life in years	9.55	-

The Black-Scholes Option-Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company's stock option awards.

e) Warrants

At September 30, the following warrants were outstanding:

2007	2006	Exercise Price	Expiry Date
-	2,500,000	$0.50	June 4, 2007
-	123,500	$0.50	June 4, 2007
-	4,250,000	$0.30	August 31, 2007
-	273,000	$0.30	August 31, 2007
-	7,146,500		

7. Commitment

The Company has an agreement to lease office space until October 31, 2010, with a net annual lease commitment of approximately $24,408.

8. Related Party Transactions

During the period, the Company incurred $22,337 (2006 - $32,792) in legal fees paid to a law firm in which a director of the Company is a partner. Accounts payable and accrued liabilities includes $2,381 (December 31, 2006 - $8,883) payable to this firm. The law firm charges the Company the same rates as it does its other clients.

During the period, the Company also paid $38,340 in consulting fees to a director and officer, which have been recorded at the exchange amount.

4. Mineral Properties - *Continued*

h) Red, B.C., Canada

By an agreement dated September 3, 2004, the Company had an option to acquire a 100% interest in the Red property, located in north-central British Columbia. Under the terms of the option, the Company paid $50,000 cash, issued 100,000 shares and subsequently incurred $333,158 in exploration expenditures. On July 12, 2006, the Company returned the property to the optionors and wrote off all expenditures incurred on the property.

i) Other Properties

The Company has staked various claims in Peru, all of which are held 100% by the Company. Individual, segregated exploration expenses will be shown for these properties if and when significant costs are incurred exploring one or more of the claims.

j) Virgen, Peru

During the year ended December 31, 2001, the Company sold its interest in the Virgen property. Pursuant to the terms of the sale agreement, the Company retained a 2% net smelter return royalty, payable when aggregate gold production from the property exceeded 145,000 ounces. The Company received notice from the operator of the Virgen Mine that gold production had reached the threshold of 145,000 ounces on May 16, 2006. Accordingly, the Company's 2% net smelter return royalty became effective, with payments to be received every six months.

As at December 31, 2006, the Company had received and accrued a total of $348,124 due under the royalty agreement. This amount represents the Company's production royalty payment, net of taxes, for the period May 16 to November 16, 2006. The Company recognized an additional $73,183 in royalty revenue receivable for the period November 17 to December 31, 2006.

During the current period, the Company recognized an additional $57,274 in royalty revenue receivable for the period January 1 to February 6, 2007 and paid fees of $17,156. On February 6, 2007, the Company agreed to sell its interest in the royalty for US$1,500,000. The Company paid a fee of US$75,000 in respect of the sale for net proceeds of $1,663,071. As a condition of the sale, the Company agreed to forego the receipt of all royalty income accruing under the royalty agreement after November 16, 2006. Accordingly, the Company has offset accrued royalty income of $130,457 against the income from the sale of the royalty for net income from the sale of $1,532,614.

5. Plant and Equipment

Details are as follows:

	Cost	Accumulated Amortization	September 30 2007 Net Book Value	December 31 2006 Net Book Value
Computer equipment	$ 93,495	$ 77,257	$ 16,238	$ 19,103
Furniture and fixtures	81,682	63,413	18,269	21,493
Equipment	47,119	26,769	20,350	21,710
	$ 222,296	$ 167,439	$ 54,857	$ 62,306

4. Mineral Properties - *Continued*

b) Cumulative mineral costs are as follows:

	Acquisition	Exploration	September 30 2007	December 31 2006
Peru				
Tucumachay	$ 400,000	$ 2,449,797	$ 2,849,797	$ 2,788,351
Urumalqui	87,329	743,016	830,345	800,985
La Chivona	35,563	160,133	195,696	184,719
Titimina	9,456	86,227	95,683	78,675
TotoRoko	-	177,009	177,009	7,399
Other	-	95,320	95,320	80,922
Canada				
Red, B.C.	-	-	-	-
	$ 532,348	$ 3,711,502	$ 4,243,850	$ 3,941,051

c) Tucumachay, Peru

Under a letter of intent dated June 30, 2004 with Inmet Mining Corp. ("Inmet") the Company acquired an option to earn a 100% interest in the 3,500-hectare Tucumachay property by issuing 1,000,000 shares to Inmet (issued) and incurring total exploration expenditures of US$1,600,000 by December 31, 2008 (incurred). The Company has served notice that it has earned a 100% interest in the property, and Inmet has acknowledged that the Company has met its earn-in expenditure requirements.

Inmet may, at its option, regain a 60% interest in the property by spending three times the amount of the Company's investment once the Company has drilled 12,000 metres.

d) Urumalqui, Peru

The Company owns a 100% interest in the Urumalqui project, which is situated in north-central Peru.

e) La Chivona, Peru

The Company acquired, by staking, a 2,600-hectare property near the coastal city of Chiclayo.

f) Titimina, Peru

The Company has acquired, by staking, a 3,800-hectare property adjacent in part to the Tucumachay property.

g) TotoRoko, Peru

The Company has acquired a 100% interest in a 5,000-hectare property in the State of Arequipa, Peru.

Gitennes Exploration Inc.
Notes to Interim Consolidated Financial Statements
September 30, 2007
(Unaudited)
Canadian Funds

9. Income Taxes

The Company operates in several tax jurisdictions and is subject to varying rates of taxation. In addition, the Company has various non-capital tax losses and deferred exploration expenditures that are available for carry forward to reduce taxable income of the current and future years. Details of income tax expense for the periods ended September 30 are as follows:

	2007	2006
Income (loss) before income taxes for accounting purposes	$ 681,587	$ (997,247)
Adjustments for differences between accounting and taxable income:		
Amortization	9,447	6,384
Stock-based compensation	146,337	-
Non-deductible and other items	(35,226)	(35,522)
Resource property costs written off	-	413,658
Consolidated income (loss) for tax purposes	802,145	(612,727)
Tax rate	34.1%	34.1%
Expected tax expense (recovery) for the period	273,531	(208,940)
Reductions in tax (recovery) due to:		
Foreign income at different tax rates	6,249	4,810
Application of tax loss carry-forwards	(279,780)	
Valuation allowance	-	(213,750)
Tax expense (recovery) for the period	$ -	$ -

Future income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's future income tax assets as at December 31, 2006 are as follows:

Non-capital loss carry-forwards	$ 2,710,142
Mineral property expenditures	1,555,862
Property, plant and equipment	64,807
Other	28,047
	4,358,858
Valuation allowance	(4,358,858)
	$ -

The Company's Canadian non-capital loss carry-forwards expire between 2006 and 2015 while the Canadian exploration expenditures may be carried forward indefinitely. The losses available to the Company in Peru expire four years after the attainment of profitable commercial operations in Peru.

10. Segmented Information

The Company's business consists of mineral exploration and development. Details on geographic segments are as follows:

September 30, 2007	Income (Loss)	Capital Expenditures	Plant & Equipment	Identifiable Assets
Canada	$ 950,873	$ -	$ 34,507	$ 2,329,749
British Virgin Islands	(84)	-	-	62,137
Peru	(269,202)	304,797	20,350	4,403,243
Total	$ 681,587	$ 304,797	$ 54,857	$ 6,795,129

September 30, 2006	Income (Loss)	Capital Expenditures	Capital Assets	Identifiable Assets
Canada	$ (774,398)	$ 18,115	$ 43,068	$ 658,141
British Virgin Islands	(95)	-	-	3,027
Peru	(222,754)	662,451	22,584	3,597,896
Total	$ (997,247)	$ 680,566	$ 65,652	$ 4,259,064

11. Subsequent Event

Subsequent to September 30, 2007, the Company received cash proceeds of $30,000 upon the exercise of 200,000 stock options.

4. Mineral Properties - *Continued*

a) Details of mineral property activities are as follows: - *Continued*

	Peru					Canada	
	Tucumachay	Urumalqui	La Chivona	Titimina	Other	Red	Total
December 31, 2005	$ 1,826,335	$ 788,755	$ 171,338	$ 27,767	$ 62,099	$ 411,052	$ 3,287,346
Acquisition costs							
Deferred expenditures							
Administration	9,896	-	-	-	41	-	9,937
Assays	31,329	177	-	3,795	-	-	35,301
Consulting geology	123,833	4,219	1,790	20,169	-	2,606	152,617
Domicile	178,568	4,921	-	8,365	-	-	191,854
Drilling	118,130	-	-	-	-	-	118,130
Environmental and social license	4,622	-	-	-	-	-	4,622
Geophysics	10,621	-	-	-	-	-	10,621
Government taxes	90,458	1,839	340	2,872	1,664	-	97,173
Tenure	3,553	-	9,428	8,634	22,906	-	44,521
Total expenditures during the period	571,010	11,156	11,558	43,835	24,611	2,606	664,776
Write-down of mineral properties	-	-	-	-	-	(413,658)	(413,658)
September 30, 2006	$ 2,397,345	$ 799,911	$ 182,896	$ 71,602	$ 86,710	$ -	$ 3,538,464

4. Mineral Properties

a) Details of mineral property activities are as follows:

	Peru						Canada	
	Tucumachay	Urumalqui	La Chivona	Titimina	TotoRoko	Other	Red	Total
December 31, 2006	$ 2,788,351	$ 800,985	$ 184,719	$ 78,675	$ 7,399	$ 80,922	$ -	$ 3,941,051
Acquisition costs	-	-	-	-	-	-	-	-
Deferred expenditures								
Administration	376	-	-	54	-	-	-	430
Assays	806	-	-	119	6,520	-	-	7,445
Consulting geology	26,496	7,667	-	4,943	36,476	-	-	75,582
Domicile	3,931	2,049	-	-	23,370	-	-	29,350
Environmental and social license	3,049	5,140	-	-	24,928	-	-	33,117
Geophysical	-	-	-	-	27,027	-	-	27,027
Government taxes	7,724	4,389	1,753	1,875	25,293	149	-	41,183
Tenure	19,064	10,115	9,224	10,017	9,550	14,249	-	72,219
Topographic survey	-	-	-	-	16,446	-	-	16,446
Total expenditures during the period	61,446	29,360	10,977	17,008	169,610	14,398	-	302,799
September 30, 2007	$ 2,849,797	$ 830,345	$ 195,696	$ 95,683	$ 177,009	$ 95,320	$ -	$ 4,243,850

GITENNES EXPLORATION INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2007

November 9, 2007

This Management Discussion and Analysis supplements, but does not form part of, the unaudited consolidated financial statements of the Company and the notes thereto for the period ended September 30, 2007. Consequently, the information set forth below should be read in conjunction with the unaudited consolidated financial statements for the period ended September 30, 2007 and related notes therein, which have been prepared in accordance with Canadian generally accepted accounting principles.

Additional information, including the audited consolidated financial statements and the notes thereto, for the year ended December 31, 2006, can be found on SEDAR at www.sedar.com.

Description of the Business

Gitennes Exploration Inc. (the "Company") is in the business of exploring for mineral deposits in Perú and Canada. The Company acquires properties directly by staking or through option agreements with prospectors or other companies. The Company is also committed to developing new projects through regional reconnaissance, property examinations and by liaison with a network of industry contacts. None of the properties that the Company currently owns or holds under option have been adequately explored to prove the existence of ore reserves.

Overview

The Company's primary focus is the exploration for gold, silver, copper, and zinc deposits. During the year ended December 31, 2006, and continuing through the period ending September 30, 2007, the Company undertook field programmes at the Tucumachay project in Central Perú, which included 38 core drill holes and 28 reverse circulation drill holes. The Tucumachay project is subject to a letter of intent dated June 30, 2004 with Inmet Mining Corp. ("Inmet"). The Company also explored its 100%-owned Titimina property, located in the same belt as Tucumachay. During the period, the Company also conducted additional work on its Urumalqui property preparing for a resumption of drilling, and conducted geological mapping, geophysical surveys and rock sampling programmes at its TotoRoko property, also in Peru. The TotoRoko and Urumalqui projects are currently the main focus of the Company's exploration activities.

During the year ended December 31, 2006, the Company was informed by the operator of the mine at La Virgen that gold production had exceeded 145,000 ounces on May 16, 2006. Accordingly, the Company's 2% NSR royalty became effective, to be paid every six months. On February 6, 2007, the Company sold its interest in the royalty for US$1,500,000 (see *"Properties – Virgen Royalty"*).

During the year and to the date hereof, the Company issued the following news releases:

September 19, 2007	Gitennes Reports on TotoRoko Geophysics and Results
September 6, 2007	Gitennes – Update
July 30, 2007	Gitennes' TotoRoko Copper-Silver-Gold Project - Update
May 15, 2007	Peru Exploration and Royalty Update
April 16, 2007	Gitennes Update on Peru Copper-Silver Project
February 21, 2007	Gitennes Exploration – Tucumachay, TotoRoko & Royalty Updates
February 9, 2007	Gitennes to Sell Royalty Interest for US$1,500,000

Overall Performance

Unless noted otherwise, all figures are in Canadian dollars.

The Company's cumulative resource property costs to September 30, 2007 were $4,243,850, which is up from the cumulative balance of $3,941,051 as at December 31, 2006. The increase for the period includes current additions of $302,799 in expenditures, $61,446 of which was incurred on the Tucumachay property and $169,610 on the TotoRoko property (see *"Results of Operations"*).

The Company recognized net royalty income of $40,118 and income from the sale of the Virgen royalty of $1,532,614 during the period. This resulted in net income of $681,587 for the nine-month period ended September 30, 2007, which compares to a loss of $997,247 for the period ended June 30, 2006 (see *"Results of Operations"*).

Financial Data for the Last Eight Quarters

Quarter Ended	Sept 30, 2007	Jun 30, 2007	Mar 31, 2007	Dec 31, 2006	Sept 30, 2006	Jun 30, 2006	Mar 31, 2006	Dec 31, 2005
Total revenues	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Loss before the under-noted	$(212,929)	$(189,934)	$(190,233)	$(179,032)	$(159,577)	$(204,905)	$(218,586)	$(168,071)
Stock-based compensation	(17,045)	(129,292)	-	-	-	-	-	-
Foreign exchange	(31,545)	(94,250)	(25,917)	8,374	4,786	(3,245)	2,062	(5,399)
Write-down of mineral properties	-	-	-	-	-	(413,658)	-	(267,306)
Income from royalty	-	-	40,118	421,307	-	-	-	-
Income from sale of royalty	-	-	1,532,614	-	-	-	-	-
Income (loss) for the quarter	$(261,519)	$(413,476)	$1,356,582	$ 250,649	$(154,791)	$(621,808)	$(220,648)	$(440,776)
Income (loss) per share – basic	$ (0.01)	$ (0.01)	$ 0.03	$ 0.01	$ (0.00)	$ (0.02)	$ (0.01)	$ (0.01)
Income (loss) per share – diluted	$ (0.01)	$ (0.01)	$ 0.03	$ 0.01	$ (0.00)	$ (0.02)	$ (0.01)	$ (0.01)

The Company has no ongoing source of operating revenue. In addition to the normal expenses associated with its exploration and administrative activities, the Company had certain infrequent or non-recurring transactions that produced significant variances in its operating results.

During the quarter ended December 31, 2006, the Company received and accrued income from the Virgen royalty (see *"Properties – Virgen Royalty"*) of $421,307. The Company accrued an additional $40,118 in net royalty income during the quarter ended March 31, 2007, in which it also recorded income from the sale of the royalty in the amount of $1,532,614. The loss for the quarter ended June 30, 2007 was affected by a foreign exchange loss of $94,250, which resulted from the effects of a weakening U.S. dollar on a significant balance of U.S. cash held due to the sale of the royalty. For the quarter ended September 30, 2007, the Company experienced foreign exchange losses of $31,543 and incurred higher investor relations cost due to various new initiatives in this area. During the quarter ended June 30, 2006, the Company recorded a write-down of $413,658 upon abandoning the Red property. The Company wrote off costs of $267,306 during the quarter ended December 31, 2005 relating to the Rio Seco property. Expenses for the first and second quarters are traditionally higher than for the other quarters due to the costs of the Company's annual filings, preparation of annual general meeting materials, and increased shareholder information costs, which are not experienced in the other quarters.

After factoring in the effect of the royalty income and other non-recurring items, which are an inherent part of the mineral exploration industry, all other operating results remain reasonably consistent among the quarters presented.

Results of Operations

Expenses

A summary of the Company's significant income and expense items for the periods ended September 30 follows:

		2007		2006
Audit, accounting, legal and professional fees	$	109,149	$	84,963
Filing, transfer fees and investor relations	$	143,543	$	174,224
Office rent, utilities and miscellaneous	$	82,272	$	85,709
Salaries and benefits	$	196,060	$	183,256
Stock-based compensation	$	146,337	$	-
General Exploration	$	26,015	$	24,941
Foreign exchange loss (gain)	$	151,712	$	(3,603)
Income from royalty	$	40,118	$	-
Income from sale of royalty	$	1,502,614	$	-

Audit, accounting, legal and professional fees for 2007 increased relative to those of the prior year's period due mostly to an increase in audit costs and some additional legal work relating to statutory filings.

3. **Financial Instruments**

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. At September 30, 2007, the Company held currency totalling US$633,278 which is exposed to currency risk given fluctuations in the prevailing exchange rates between the Canadian and United States dollars.

1. Going Concern

The Company, which is considered to be in the exploration stage, is in the process of exploring several mineral properties in Peru and Canada. The Company has not yet determined whether these properties contain economic reserves.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The Company has no ongoing source of revenue, and has significant cash requirements to meet its administrative overhead and maintain its mineral interests. The recoverability of amounts shown for resource properties is dependent upon several factors, including the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties. Also, the Company will have to raise additional funds for future corporate and administrative expenses and to undertake further exploration and development of its mineral properties. While the Company has been successful in the past at raising funds, there can be no assurance that it will be able to do so in the future.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include adjustments that would be necessary should the Company be unable to continue as a going concern.

2. Accounting Policies

a) Basis of Consolidation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and include the accounts of the Company and its significant wholly-owned subsidiaries, Castle Keep Ltd., Torre International Holdings Ltd., Gitennes Exploraciones Peru S.A., Oromalqui Gold Corp., Minera Corimalqui S.A. and Minera Seis Rios S.A. All of the Company's wholly-owned subsidiaries are accounted for under the purchase method.

b) Basis of Presentation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the Company's consolidated financial statements including the notes thereto for the year ended December 31, 2006.

c) Financial Instruments

Effective 1 January 2007, the Company adopted the recommendations of CICA Handbook Section 3855, *Financial Instruments – Recognition and Measurement*, Section 1530, *Comprehensive Income* and Section 3865, *Hedges*. These sections provide guidance on the recognition and valuation of certain types of financial instruments. The adoption of these new standards had no significant effect on these financial statements.

Filing, transfer fees and investor relations expenses were higher in 2006 due to increased investor relation programme initiatives and promotional expenses that were incurred in the previous period, which were not experienced to the same degree in the current period.

Office rent, utilities and miscellaneous costs for the period ended September 30, 2007 are slightly lower than those of the prior year's period as the Company moved to reduce costs and overhead.

Salaries and benefits can vary depending upon the amount of time allocated for certain employees between exploration projects and general and administrative duties. For the period ended September 30, 2007, salaries and benefits were slightly higher compared with the prior period due to additional salaries being charged to the investor relations area in the current period.

The Company granted 605,000 stock options during the period and recorded stock-based compensation of $146,337. There were no grants of stock options in the comparative period.

Due to the recent sale of the Virgen royalty, the Company had a large balance of U.S. cash on hand during the period. With the weakening U.S. dollar, the Company recorded a foreign exchange loss of $151,712 for the nine-month period.

The royalty income and the income from the sale of the royalty were not applicable in the comparative period (see "*Properties – Virgen Royalty*").

Properties

The Company has five mineral projects in Perú. Work is supervised by J. Blackwell, P.Geo., J. Foster, P.Geo., and Alvaro Fernandez-Baca, P.Geo., qualified persons as defined in National Instrument 43-101. Information on the Company's main projects is as follows:

Tucumachay Property

The Tucumachay property is located in the Andes Mountains of central Perú. On June 30, 2004 the Company signed a letter-of-intent with Inmet (the "Tucumachay Agreement"), under the terms of which the Company had an option to earn a 100% interest in the property. During the year ending December 31, 2006, the Company served notice that it had earned a 100% interest in the property, and Inmet has acknowledged that Gitennes has met its earn-in expenditure requirements. Inmet now has the option to regain a 60% interest in the property by spending three times the amount of the Company's investment. Inmet's option must be decided upon once the Company has drilled 12,000 metres.

During the year ended December 31, 2006 and continuing to September 30, 2007 the Company completed both reconnaissance and grid soil geochemical and rock sampling programmes, IP and VLF-EM grid geophysical surveys, and three drill programmes totalling 38 core holes and 28 reverse circulation holes. Total metres drilled stand at 5,294 metres. Results continue to be favourable and indicate the occurrence of a near-surface zone of mineralization in the La Nariz area that warrants continued exploration. The Company maintains a minimal camp at the site, is continuing its environmental assessments of the property and region, and is active in several local community initiatives. The Company has reduced its overall level of activity at the property to focus on its exploration projects elsewhere in Peru.

Cumulative exploration expenditures to September 30, 2007 are $2,849,797. This includes $400,000 in acquisition costs recorded during the year ended December 31, 2004 upon the issuance of 1,000,000 shares from treasury with a value of $0.40 per share, as required by the terms of the Tucumachay Agreement.

Titimina Property

The Company has staked a 3,800 hectare property adjacent to the western and northern portions of the Tucumachay property. Titimina covers extensions to the same geological formations that host mineralization at Tucumachay. Several showings have been found on the Titimina property, the most important of which is the Alpha zinc target, consisting of a large area of carbonate-hosted zinc – lead – silver mineralization. During the year ending December 31, 2006 and the period ending September 30, 2007, the Company completed geological mapping, surface sampling and four lines of induced polarization geophysical surveys. Results are favourable and suggest additional work, including drilling, is warranted.

Cumulative expenditures to September 30, 2007 are $95,683

TotoRoko Property

The Company has acquired a 100% interest in a 5,000-hectare property in southern Peru. The property covers a new discovery of copper-silver-gold mineralization. The Company's activities during the period ending September 30, 2007 included community consultations, environmental assessments, mapping, prospecting and geophysical surveys. Results indicate that copper-silver and gold mineralization occurs in outcrop over a possible length of 4,500 metres within a volcanic unit that is hydrothermally altered and mineralized. A 1300 metre – long segment of this larger target is thought to have the best potential at this time. Additional exploration programmes, including diamond drilling is planned for the property during the balance of the year.

Cumulative expenditures to September 30, 2007 are $177,009.

Urumalqui Property

The Company's 100%-held Urumalqui property is a silver-gold prospect situated in north-central Peru. The property was explored during 2003 and 2004 in joint venture with Meridian Gold Inc. Work included geophysical and geological surveys and two diamond drill programmes. On June 17, 2005, the companies terminated the agreement and the Company assumed 100% of the assets of the joint venture, which included the Urumalqui mineral claims. The Company has obtained a permit to continue drilling at the property and is awaiting a drill rig coming available. During the quarter ending September 30, 2007 the Company continued its programmes of community consultation, engaged a geologist for work on the project fulltime, and undertook a detailed review of the project.

Cumulative expenditures to September 30, 2007 are $830,345.

La Chivona Property

The Company has a 100% interest in La Chivona, located in north-coastal Perú. There was minimal exploration activity on the property during the year. Cumulative expenditures to September 30, 2007 are $195,696.

Virgen Royalty

During the year ended December 31, 2001, the Company sold its interest in the Virgen property. Pursuant to the terms of the sale agreement, the Company retained a 2% net smelter return royalty, payable when aggregate gold production from the property exceeded 145,000 ounces. The Company received notice from the operator of the Virgen Mine that gold production had reached the threshold of 145,000 ounces on May 16, 2006. Accordingly, the Company's 2% net smelter royalty became effective, with payments to be received every six months.

As at December 31, 2006, the Company had received and accrued a total of $348,124 due under the royalty agreement. This amount represents the Company's production royalty payment, net of taxes, for the period May 16 to November 16, 2006. The Company recognized an additional $73,183 in royalty revenue receivable for the period November 17 to December 31, 2006.

During the current period, the Company recognized an additional $57,274 in royalty revenue receivable for the period January 1 to February 6, 2007 and paid fees of $17,156. On February 6, 2007, the Company agreed to sell its interest in the royalty for US$1,500,000. The Company paid a fee of US$75,000 in respect of the sale for net proceeds of $1,663,071. As a condition of the sale, the Company agreed to forego the receipt of all royalty income accruing under the royalty agreement after November 16, 2006. Accordingly, the Company has offset accrued royalty income of $130,457 against the income from the sale of the royalty for net income from the sale of $1,532,614.

Other Properties

The Company has staked and conducted preliminary exploration of various 100%-owned prospective mineral claims located in Perú. Total costs as at September 30, 2007 are $95,320.

Liquidity

The Company's cash and cash equivalents increased by $2,196,833 during the period, which is due to the cash provided by operating activities and financing exceeding the cash used in investing activities for the period. During the period, the Company received proceeds of $1,532,614 from the sale of its Virgen royalty interest and received $1,461,900 from the exercise of options and warrants. As at September 30, 2007, cash and cash equivalents totalled $2,475,158 compared to $278,325 at December 31, 2006. Working capital as at September 30, 2007 totalled $2,439,073 compared to working capital of $444,599 at December 31, 2006.

Gitennes Exploration Inc. | Statement 3

Interim Consolidated Statements of Cash Flows

(Unaudited)
Canadian Funds

	Three Months Ended September 30 2007	Three Months Ended September 30 2006	Nine Months Ended September 30 2007	Nine Months Ended September 30 2006
Cash Flows From Operating Activities				
Income (loss) for the period	$ (261,519)	$ (154,791)	$ 681,587	$ (997,247)
Items not affecting cash				
Amortization	3,188	3,802	9,447	10,369
Stock-based compensation	17,045	-	146,337	-
Write-down of mineral properties	-	-	-	413,658
	(241,286)	(150,989)	837,371	(573,220)
Changes in non-cash working capital items				
Accounts receivable	(1,305)	(75)	250,373	3,618
Prepaid expenses	(875)	4,469	(3,167)	14,838
Accounts payable and accrued liabilities	3,372	(61,934)	(60,425)	(20,771)
Due to related parties	-	(94,000)	-	-
	(240,094)	(302,529)	1,024,152	(575,535)
Cash Flows from Financing Activities				
Net proceeds from issuance of common shares	1,461,900	1,003,205	1,461,900	1,003,205
Cash Flows From Investing Activities				
Mineral properties expenditures	(120,279)	(132,018)	(287,221)	(725,062)
Purchase of plant and equipment	(1,658)	-	(1,998)	(15,790)
	(121,937)	(132,018)	(289,219)	(740,852)
Net Increase (Decrease) in Cash and Cash Equivalents	1,099,869	568,658	2,196,833	(313,182)
Cash and cash equivalents - beginning of period	1,375,289	56,895	278,325	938,735
Cash and Cash Equivalents - End of Period	$ 2,475,158	$ 625,553	$ 2,475,158	$ 625,553
Supplemental Disclosure of Non-Cash Investing and Financing Transactions				
Increase (decrease) in mineral property accounts payable	$ 1,379	$ (21,600)	$ 15,578	$ (60,286)

- See Accompanying Notes -

Gitennes Exploration Inc.

Statement 2

Interim Consolidated Statements of Income (Loss) and Deficit

(Unaudited)
Canadian Funds

	Three Months Ended September 30 2007	Three Months Ended September 30 2006	Nine Months Ended September 30 2007	Nine Months Ended September 30 2006
Expenses				
Audit, accounting, legal and professional fees	$ 30,344	$ 21,792	$ 109,149	$ 84,963
Amortization	3,188	3,802	9,447	10,369
Filing, transfer fees and investor relations	67,373	39,897	143,543	174,224
Insurance	3,422	4,375	10,267	13,125
Interest and bank charges	1,074	3,984	3,509	5,532
Office rent, utilities and miscellaneous	27,071	22,080	82,272	85,709
Salaries and benefits	76,051	62,167	196,060	183,256
Stock-based compensation *(Note 6d)*	17,045	-	146,337	-
Travel	4,627	1,530	18,803	16,630
Income (Loss) before the Undernoted	(230,195)	(159,627)	(719,387)	(573,808)
Other Income (Expense)				
Foreign exchange (loss)	(31,545)	4,786	(151,712)	3,603
General exploration	(2,925)	(3,827)	(26,015)	(24,941)
Interest and other income	3,146	3,877	5,969	11,557
Income from royalty *(Note 4j)*	-	-	40,118	-
Income from sale of royalty *(Note 4j)*	-	-	1,532,614	-
Write-down of mineral properties *(Note 4)*	-	-	-	(413,658)
Income (Loss) for the Period	(261,519)	(154,791)	681,587	(997,247)
Deficit, beginning of period	(24,541,502)	(25,580,466)	(25,484,608)	(24,738,010)
Deficit, End of Period	$ (24,803,021)	$ (25,735,257)	$ (24,803,021)	$ (25,735,257)
Income (Loss) Per Share – Basic	$ (0.01)	$ (0.00)	$ 0.02	$ (0.03)
Income (Loss) Per Share – Diluted	$ (0.01)	$ (0.00)	$ 0.02	$ (0.03)
Weighted-Average Number of Shares Outstanding – Basic	43,656,220	38,715,101	42,279,169	37,796,264
Weighted-Average Number of Shares Outstanding – Diluted	43,656,220	38,715,101	43,282,244	37,796,264

- See Accompanying Notes -

Capital Resources

As at the date hereof, the Company has met the current terms of its option agreements and, given the proceeds from the sale of its royalty interest, considers its capital resources to be sufficient to meet its operating overhead for the ensuing year. The Company currently has no contracts or option agreements that require future expenditures, cash payments, or share issuances on any of its exploration properties.

The Company has a five-year operating lease for its office premises and storage space in Vancouver that expires on October 31, 2010. The current monthly fee is $2,034 plus operating expenses. In Lima, Perú, the Company's affiliates lease office space for US$1,120 per month on a rental agreement that is renewed semi-annually.

Off-Balance Sheet Arrangements

The Company had no off-balance sheet arrangements at September 30, 2007 or at the date hereof.

Transactions with Related Parties

During the period ended September 30, 2007, the Company incurred $22,337 (2006 - $32,792) in legal fees and disbursements paid to a law firm in which a director of the Company is a partner; accounts payable and accrued liabilities includes $2,381 (December 31, 2006 - $8,883) payable to this firm.

The Company also paid $38,340 in consulting fees to a director and officer.

Outstanding Share Data

The authorized capital of the Company consists of an unlimited number of common shares without par value. As of September 30, 2007, the number of issued and outstanding common shares was 46,802,231 (50,537,231 on a diluted basis), which compares to issued and outstanding shares as of December 31, 2006 of 41,579,231 (52,630,731 on a diluted basis). During the period, the Company issued 605,000 stock options and had 75,000 stock options and 2,623,500 share purchase warrants expire. During the period, the Company issued 5,223,000 shares upon the exercise of 4,523,000 warrants and 700,000 options.

As at the date hereof, issued and outstanding shares totalled 47,002,231 (50,537,231 on a diluted basis), which reflects the exercise of 200,000 stock options since September 30, 2007.

The Company has a fixed stock option plan. As at September 30, 2007, there were 3,735,000 stock options granted to directors, officers and employees of the Company and its affiliates as follows:

2007	2006	Exercise Price	Expiry Date
200,000	900,000	$0.15	October 2, 2007
370,000	370,000	$2.80	March 31, 2008
520,000	520,000	$0.13	May 4, 2008
710,000	730,000	$0.355	April 21, 2009
180,000	180,000	$0.40	July 21, 2009
470,000	525,000	$0.47	April 1, 2010
80,000	80,000	$0.30	November 10, 2010
400,000	400,000	$0.40	March 12, 2011
55,000	-	$0.41	August 30, 2012
200,000	200,000	$0.47	March 18, 2015
550,000	-	$0.26	June 5, 2017
3,735,000	3,905,000		

At September 30, the following warrants were outstanding:

2007	2006	Exercise Price	Expiry Date
-	2,500,000	$0.50	June 4, 2007
-	123,500	$0.50	June 4, 2007
-	4,250,000	$0.30	August 31, 2007
-	273,000	$0.30	August 31, 2007
-	7,146,500		

Subsequent Events

Subsequent to September 30, 2007, the Company received cash proceeds of $30,000 upon the exercise of 200,000 stock options.

Critical Accounting Estimates

Stock-based Compensation

The Company has adopted the recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments," which requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method. The Company uses the Black-Scholes Option-Pricing Model to estimate stock-based compensation.

Changes in Accounting Policies

Effective 1 January 2007, the Company adopted the recommendations of CICA Handbook Section 3855, *Financial Instruments – Recognition and Measurement*, Section 1530, *Comprehensive Income* and Section 3865, *Hedges*. These sections provide guidance on the recognition and valuation of certain types of financial instruments. The adoption of these new standards had no significant effect on the Company's financial statements.

Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments and that the fair value of these instruments approximates their carrying values. At September 30, 2007 the Company held US$633,278 that is exposed to currency risk resulting from fluctuations in the prevailing exchange rates between the Canadian and United States dollar.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide assurance that all relevant information is gathered and reported to the senior management, which includes the Company's President and its Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As of September 30, 2007, the Company's certifying officers, being the President and the Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, the certifying officers have concluded that, as of September 30, 2007, the disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed in the Company's annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – *Certification of Disclosure in Issuers' Annual and Interim Filings*) and reports filed or submitted under Canadian securities laws were recorded, processed, summarized and reported within the time periods specified by those laws and that material information was accumulated and communicated to management of the Company, including the President and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company's President and the Chief Financial Officer are responsible for establishing and maintaining the Company's internal controls over financial reporting in accordance with Multilateral Instrument 52-109– *Certification of Disclosure in Issuers' Annual and Interim Filings* of the Canadian Securities Administrators. These internal controls over financial reporting have been established as at December 31, 2006. There have been no changes in these controls during the quarter ended September 30, 2007 which have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

Risk and Uncertainties

The business of exploration and mining is risky and there is no assurance that current exploration programmes will eventually result in profitable mining operations. The recoverability of money spent on the resource properties is dependent upon various factors. These include actually discovering a potentially economic mineral deposit and then transforming the deposit into ore reserves through a series of stringent technical programmes. Following upon this is the ability of the Company to obtain all necessary financings to complete the development of a property and place it into commercial production. The Company must also raise funds for corporate and administrative expenses. While the Company has been successful in the past at raising funds, there can be no assurance that it will continue to do so.

Gitennes Exploration Inc. — Statement 1

Interim Consolidated Balance Sheets

(Unaudited)
Canadian Funds

	As at September 30 2007	As at December 31 2006
ASSETS		
Current		
Cash and cash equivalents	$ 2,475,158	$ 278,325
Accounts receivable	12,582	262,955
Prepaid expenses	8,682	5,515
	2,496,422	546,795
Mineral Properties *(Note 4)*	4,243,850	3,941,051
Plant and Equipment *(Note 5)*	54,857	62,306
	$ 6,795,129	$ 4,550,152
LIABILITIES		
Current		
Accounts payable and accrued liabilities *(Note 8)*	$ 57,349	$ 102,196
SHAREHOLDERS' EQUITY		
Share Capital *(Note 6)*	30,737,181	29,275,281
Contributed Surplus *(Note 6b)*	803,620	657,283
Deficit - *Statement 2*	(24,803,021)	(25,484,608)
	6,737,780	4,447,956
	$ 6,795,129	$ 4,550,152

Going Concern *(Note 1)*

Commitment *(Note 7)*

ON BEHALF OF THE BOARD:

"Jerry D. Blackwell", Director
JERRY D. BLACKWELL

"Ken Booth", Director
KEN BOOTH

- See Accompanying Notes -

The mineral industry is intensely competitive and there are inherent risks in all its phases. The Company competes with other companies, many of which have greater financial resources and experience. Metal prices are volatile and cannot be controlled.

The Company has no mining operations and its mineral projects are at an early stage. It is therefore exposed to many risks common to comparable companies, including undercapitalization, cash shortages and limitations with respect to personnel, financial and other resources, and the lack of revenues.

The consolidated financial statements for the nine-months ended September 30, 2007 have been prepared on the basis of accounting principles applicable to a going concern. The assumption is that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Excepting the quarters ended March 31, 2007 and December 31, 2006, the Company has consistently reported operating losses. The Company has limited financial resources, no source of operating cash flow, and no assurances that sufficient funding will be available to further explore and develop its mineral property projects, or to cover the overhead costs necessary to maintain a public company.

The Company's exploration activities outside of Canada make it subject to foreign currency fluctuations and this may affect the Company's financial position and results of operations. The Company does not engage in currency hedging activities. It does maintain some funds in US dollar accounts until such time as the funds are drawn upon.

The government of Perú has implemented a royalty scheme on mining operations. The Company believes that this royalty does not impact significantly on operations at this stage of the Company's development.

Approval

The Board of Directors of the Company has approved the disclosure contained in this interim MD&A, a copy of which will be provided to any interested parties upon request.

Additional Information

The Company's publicly filed documents are available on the Company's website or on SEDAR at ww.sedar.com.

Cautionary Note

This document contains "forward-looking information" which may include, but is not limited to, statements with respect to the future financial or operating performance of the Corporation, its subsidiaries and its projects, the future supply, demand, inventory, production and price of minerals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of minerals; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or financing or in the completion of development or construction activities. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this document and the Corporation disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Corporate Information

OFFICERS AND DIRECTORS

Jerry D. Blackwell	President & Director
Kerry Spong	Chief Financial Officer
James R. Foster	Vice-President
Lyle R. Hepburn	Director & Corporate Secretary
Edmund T. Kimura	Director
Kenneth D. Booth	Director
Victor A. Tanaka	Director

EXECUTIVE OFFICE

2390 – 1055 West Hastings St.
Vancouver, B.C. V6E 2E9 Canada

Tel:	604-682-7970
Fax:	604-608-9014
Website:	www.gitennes.com

SHARES LISTED

TSX Exchange
Symbol: GIT

IN PERU

Gitennes Exploraciones Perú
Miraflores, Lima
Tel: 511-242-4065

CAPITALIZATION

As at September 30, 2007

Shares Authorized:	Unlimited
Issued Capital:	46,802,231

TRANSFER AGENT

Computershare Investor Services Inc.
Toronto, Ontario

LEGAL COUNSEL

Beach Hepburn, LLP
Toronto, Ontario

AUDITORS

PricewaterhouseCoopers
Vancouver, British Columbia

END

Gitennes Exploration Inc.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2007

(Unaudited)

MANAGEMENT COMMENT

These interim consolidated financial statements for the nine months ended September 30, 2007 of Gitennes Exploration Inc. have been prepared by management and have not been subject to review by the Company's auditors.